SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.--)*

CDoor Corp.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

14984T 10 7
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen, Barristers & Solicitors
555 W. Hastings St., Suite 2550
Vancouver, B.C., Canada, V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: 14984T 10 7	13D	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ban-Jun Yang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 750,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 750,000
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO.: 14984T 10 7	13D	Page 3 of 5 Pages

Item 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.0001 par value per share (the "Common Stock") of CDoor Corp., a corporation organized under the laws of the State of Delaware (the "Issuer"). The Issuer's registered office is Room 3304, BLDG #6, Lane 218, Wu-Zhou Road Zhong-Huang Plaza, Shanghai, China, 200080. The address of the principal executive offices of the Issuer is Room 3304, BLDG #6, Lane 218, Wu-Zhou Road Zhong-Huang Plaza, Shanghai, China, 200080.

Item 2. IDENTITY AND BACKGROUND

(a) - (c)

Mr. Ban-Jun Yang (age 51) is currently a Director, President and CEO of Shanghai Wanxing Bio-pharmaceuticals Co., Ltd. since March 31, 1996. He served as Chairman of the Board and General Manager for Shanghai Wanxing Bio-pharmaceuticals Co., Ltd. from 1996 to 2006. From 1991 to the present, Mr. Yang has also served as Chairman of Shanghai Wanxing Automobile Service Co., Ltd. and Beijing Automobile Service Co., Ltd. Prior to this, Mr. Yang served as General Manager of Shenzheng Nanbei Commerce Center and Chairman of the Board of Beijing Hotel in Shenzhen. Mr. Yang has more than 25 years of experience in entrepreneurial and investment management in Hong Kong, Beijing and Shanghai. At this time, Mr. Yang is not an officer or director of any reporting issuer.

(d) - (f)

During the last five years, Mr. Ban-Jun Yang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Yu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ban-Jun Yang is citizen of Malaysia.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Share Purchase Agreement, dated December 21, 2006, entered into between CDoor Corp., Wanxin Bio-Technology Limited (“Wanxin”), a BVI corporation, and all the shareholders of Wanxin (the “Share Purchase Agreement”), which closed on January 12, 2007, and whereby CDoor Corp. acquired 100% of the issued and outstanding shares in the capital of Wanxin (the “Wanxin Capital”), through the issuance of 1,750,000 shares of CDoor Corp.’s common stock in aggregate to the shareholders of Wanxin on a pro rata basis in accordance with each Wanxin shareholders’ percentage of ownership in Wanxin, Mr. Ban-Jun Yang received 750,000 shares of the 1,750,000 shares issued by CDoor Corp. constituting approximately 15.7% of the Issuer's outstanding capital stock.

Item 4. PURPOSE OF TRANSACTION

Mr. Ban-Jun Yang is currently holding the shares for investment purposes. Mr. Ban-Jun Yang has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 14984T 10 7	13D	Page 4 of 5 Pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Ban-Jun Yang currently owns 750,000 shares of Common Stock of the Issuer which represents approximately 15.7% of the outstanding Common Stock of the Issuer. This percentage is based on 4,775,000 shares of Common Stock issued and outstanding.

(b) Mr. Ban-Jun Yang has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 750,000 shares of Common Stock.

(c) Except as otherwise described herein, and to the knowledge of Mr. Ban-Jun Yang, Mr. Yang has not affected any transaction in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described herein, and to the knowledge of Mr. Ban-Jun Yang, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Yang.

(e) It is inapplicable for the purpose herein to state the date on which Mr. Ban-Jun Yang ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ban-Jun Yang and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Yang.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: 14984T 10 7	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007	/s/ Ban-Jun Yang
Ban-Jun Yang